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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                           FIRSTCITY LIQUIDATING TRUST
                            (Name of Subject Company)

                           FIRSTCITY LIQUIDATING TRUST
                       (Name of Persons Filing Statement)

                          CLASS C BENEFICIAL INTERESTS
                         (Title of Class of Securities)

                                   337 62E20 7
                      (CUSIP Number of Class of Securities)

        Robert W. Brown 1001 Fannin Street, Suite 505, Houston, Texas 77002
    (713) 651-7841 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement.)

          [ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

ITEM 1.  SUBJECT COMPANY INFORMATION.

    FirstCity Liquidating Trust (the "Trust") has its principal office located at 1001 Fannin Street, Suite 505, Houston, Texas 77002, telephone number
    (713) 651-7841. As of September 30, 2001, 725,729 units of Class C
    Beneficial Interests were outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    The filing person is the Trust. The related tender offer is by Corona Investments Corporation (4900 Woodway, Suite 650, Houston, Texas 77056) for $1.50 net per Class C Beneficial Interest dated August 31, 2001.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    There is no conflict of interest between the Trust and Corona Investments Corporation ("Corona").

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    Due to the uncertainty of litigation involving the partnership interest in First City Tower, the Trust's most significant asset, the Trust cannot value the Class C Beneficial Interests at this time. As a result, the Trust is expressing no opinion and is remaining neutral toward the tender offer. The Trust and any executive officer, director, affiliate or subsidiary of the Trust intend to hold the Class C Beneficial Interests that are held of record or beneficially owned by that person.




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ITEM 5.  PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    None.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    None.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    None.

ITEM 8.  ADDITIONAL INFORMATION.

    None.

ITEM 9.  EXHIBITS.

    None.
                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          STATE STREET BANK AND TRUST COMPANY,
                          as Trustee

                          /s/Cauna Silva
                          ---------------------------------------
                          (Signature)

                          Cauna Silva, Assistant Vice President
                          ---------------------------------------
                          (Name and Title)

                          October 22, 2001
                          ---------------------------------------
                          (Date)